SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 25, 2007

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated September 25, 2007, announcing the availability of Version 5 Release 18 of its PLM portfolio.

Dassault Systèmes Announces
Version 5 Release 18 of its
Product Lifecycle Management (PLM) Portfolio

Empower Enterprise Collaborative Innovation

Paris, France, September 25, 2007 - Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), a world leader in 3D and Product Lifecycle Management (PLM) solutions, today announced the availability of Version 5 Release 18 of its PLM portfolio. V5R18 brings unrivalled engineering and enterprise business process collaboration, accelerates PLM adoption for companies of all sizes with industry solutions, and empowers online collaboration for all enterprise users. In addition, it leverages and extends DS’s V5 SOA openness, and delivers enhanced IP protection.

V5R18 delivers enhanced collaboration between enterprise users and engineers, bringing the power of ENOVIA MatrixOne’s collaborative business process (CBP) applications to ENOVIA VPLM engineering users, and vice versa. “The concurrent use of ENOVIA MatrixOne and ENOVIA VPLM will allow Honda to deploy a unified business process that connects complex engineering activities to business process management in a seamless collaborative environment, enabling Honda to deliver new products to market more quickly,” explains Hideyuki Tanaka, manager of Computed Integrated Systems 3 Department at HONDA R&D Auto Tochigi, in charge of PLM. V5R18 closely connects program management and design, synchronizes configured enterprise and engineering bill of materials and unifies change management across the enterprise.

New possibilities offered by V5R18 include new functional modeling capabilities within CATIA which will allow customers to reach new productivity levels when designing and modifying complex parts. In addition, improvements in the electrical and systems domain mean that users can ensure design quality and compliance, from the design desktop.

“With V5R18 we continue to leverage and extend V5 SOA openness, which will deliver powerful IP federated management capabilities, with other enterprise applications - all accessible within the 3DLive environment,” outlines Dominique Florack, Senior Executive Vice President, Products- R&D, Dassault Systèmes. “V5R18 enhances IP protection while strengthening collaboration, leveraging Microsoft’s Digital Rights Management (DRM) technology.”

V5R18 is immediately available through DS and its VAR sales network. It can be ordered inmediately through IBM. IBM will ship to customers from 1st October.

For detailed V5R18 brand information, visit: http://www.3ds.com/v5r18

# # #

CATIA V5R18:
This release empowers end-to-end industry process coverage for composite design to manufacturing, electrical harness design to documentation and printed circuit board design. It also consolidates functional modeling support for the design of complex machined parts extending this unique approach to more manufacturing processes. Powertrain and chassis designer benefit from superior productivity with breakthrough auto-draft capabilities. Lastly, the CATIA - Live FT&A Review available with any 3DLive configuration extends the reach of 3D to a wider community

DELMIA V5R18:
This release introduces DELMIA PLM Express, role-based solutions for the small to medium supplier / manufacturer. Enhancements in V5R18 deliver a seamless end-to-end final assembly process planning solution and further developments delivered in V5R18 extend the production-ready solutions for the automotive body-in-white domain. Expanding partnerships deliver powerful solutions for robotic painting and predictive weld cable deformation built on DS V5 technology. The release announces the availability of DELMIA 3DLive Shopfloor Review, an easy-to-use shop floor work instruction viewer based on DS’s 3DLive technology.

ENOVIA V5R18:
The combined ENOVIA solutions in V5R18 deliver integrated engineering (VPLM and SmarTeam) and enterprise business process management (MatrixOne). ENOVIA VPLM V5R18 introduces a variety of new digital mockup (DMU) applications which allow early validation of conceptual designs, lowers the barriers to photorealistic rendering, and reduces the risks and costs of protecting confidential V5 PLM information by leveraging advanced Digital Rights Management technology from Microsoft. ENOVIA SmarTeam V5R18 includes simplifed deployment, packaging and usability with SmarTeam Design Express and SmarTeam Engineering Express packages. Usability has been enhanced and unified across Windows and Web environments with Microsoft ® XP/Vista look and feel for desktop users. Robust business modules cost-effectively boost project management, compliance, process automation and collaboration across sites. In addition, SmarTeam V5R18 delivers the first level of 3DLive support through core capabilities for highly visual searching, navigating and collaborating around CATIA-based product information.

# # #

About Dassault Systèmes:
As a world leader in 3D and Product Lifecycle Management (PLM) solutions, Dassault Systèmes brings value to more than 100,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance to recycling. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product - SolidWorks for 3D mechanical design - DELMIA for virtual production - SIMULIA for virtual testing - ENOVIA for global collaborative lifecycle management, and 3DVIA for online 3D lifelike experiences.  Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

CATIA, DELMIA, ENOVIA, SIMULIA, SolidWorks and 3DVIA are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

Dassault Systèmes Press Contacts:
Derek Lane (DS Americas)	derek.lane@3ds.com	+1 (818) 673-2243
Mikiko Igarashi (DS AP)	mikiko.igarashi@3ds.com	+81-3-5442-4138
Arnaud Malherbe (DS EMEA)	arnaud.malherbe@3ds.com	+33 (0)1 55 49 87 73

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: September 25, 2007	By:	/s/ Thibault de Tersant

Name: Thibault de Tersant Title: Executive Vice President, Finance and Administration